JANUX THERAPEUTICS, INC.

11099 N. Torrey Pines Road, Suite 290

La Jolla, California 92037

June 9, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tracie Mariner

Al Pavot

Deanna Virginio

Irene Paik

Re:	Janux Therapeutics, Inc.

Registration Statement on Form S-1, as amended (File No. 333-256297)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Janux Therapeutics, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-1 (as amended, the “Registration Statement”) and declare the Registration Statement effective as of 4:00 p.m. Eastern time, on June 10, 2021, or as soon thereafter as possible, or at such other time as the Company or its counsel may request by telephone to the staff of the Commission. This request for acceleration is subject, however, to your receiving a telephone call prior to such time from Cooley LLP confirming this request. The Company hereby authorizes each of Kenneth J. Rollins and James Pennington of Cooley LLP, counsel to the Company, to make such a request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Kenneth J. Rollins of Cooley LLP at (858) 550-6136, or in his absence, James Pennington of Cooley LLP at (858) 550-6029.

Under separate cover, you will receive today a letter from the managing underwriters of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.

[Signature page follows]

Very truly yours,

Janux Therapeutics, Inc.

/s/ David Campbell, Ph.D.
By:	David Campbell, Ph.D.
Title:	President and Chief Executive Officer

[Signature Page to Acceleration Request]